Cassidy & Associates
Attorneys at Law
215 Apolena Avenue
Newport Beach, California 92662

Email:  CassidyLaw@aol.com
Telephone: 202/387-5400	Fax: 949/673-4525

November 12, 2010

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc.
Amendment No. 14
File No. 333-157962

Ms. Garnett:

Attached for filing with the Securities and Exchange Commission is Amendment No. 14 to the Klein Retail Centers, Inc. registration statement on Form S-11.  I am having delivered a courtesy copy of this amendment marked to show changes to Stacie Gorman, the Staff Attorney of record for this offering, and Jorge Bonilla, the reviewing accountant of record.

The  following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated November 3, 2010 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing  the  location of each response thereto in the Registration Statement.

General

1.           With regard to your comment concerning the Company’s acquisition of a property for which registered shares would be tendered in payment, please be advised that, some weeks ago, the company was approached by the owner of a retail center who advised that he no longer wished to operate the property and would like to sell the same, receiving registered Klein shares, and only such registered shares, in payment for such center. Such offer was unsolicited by the Company. The Company thereupon made preliminary inquiries concerning the center and determined that it had no interest in the acquisition. Accordingly, there was no negotiation whatsoever concerning the potential acquisition, which will not take place; its materiality is therefore irrelevant.

Use of Proceeds, page 14

2.           See Response 1, above. The acquisition will not occur, and, as indicated, there have not been, and will not be, any negotiations with respect thereto.

Plan of Distribution, page 16

3.           The Company has no plans to offer and sell the registered shares, except through the dealer manager for cash, including without limitation the potential acquisition described in responses 1 and 2, above.

Conflicts of Interest, page 32

4.           The requested disclosure has been added – before and appears on page 32. All properties owned or operated by Mr. or Mrs Klein, directly or indirectly, have been fully disclosed and are listed commencing at page 32.

Management, page 38

5.           The requested disclosure has been added and appears on page 40 of the prospectus.  Supplementally earlier filed as correspondence is the order from the Bankruptcy Court dismissing the bankruptcy.

Sincerely,

Lee W. Cassidy